

December 2, 2022

Tridivesh Kidambi
Chief Financial Officer
System1, Inc.
4235 Redwood Avenue
Marina Del Rey, CA 90066

> **Re: System1, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2021**
> **Filed March 31, 2022**
> **Form 8-K dated May 12, 2022**
> **Response dated September 23, 2022**
> **File No. 001-39331**

Dear Tridivesh Kidambi:

We have reviewed your September 23, 2022 response to our comment letter and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 14, 2022 letter.

Correspondence dated September 23, 2022

General

1. We have reviewed your response to prior comment 3. We continue to believe that the adjustment to add back "One-time Ad Credit Impact" to arrive at Adjusted Gross Profit is inconsistent with the guidance in Question 100.01 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures, as issuing ad credits appears to be part of your ordinary course of business. Please revise your presentation accordingly.

You may contact Ryan Rohn, Senior Staff Accountant, at (202) 551-3739 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Technology